CUSIP No. 808905103           13D
------------------------------------------------------------------------------

                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D
                               (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13d-2(a)

                             (Amendment No. 5)

                                 SCIOS INC.
                            -------------------
                              (Name of Issuer)

                  Common Stock, $.001 par value per share
               ---------------------------------------------
                       (Title of Class of Securities)

                                 808905103
                             -----------------
                               (CUSIP Number)

                            Third Security, LLC
                             The Governor Tyler
                             1902 Downey Street
                          Radford, Virginia 24141
                      Attention: Marcus E. Smith, Esq.
                               (540) 731-3344
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                              with a copy to:

                           Joseph J. Giunta, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                     300 South Grand Avenue, Suite 3400
                     Los Angeles, California 90071-3144
                               (213) 687-5000


                              January 20, 2000
          -------------------------------------------------------
          (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:
                                                         |__|


                             Page 1 of 11 Pages



CUSIP No. 808905103           13D
------------------------------------------------------------------------------

      This Amendment No. 5 (the "Amendment") amends and supplements the Statement on Schedule 13D, dated July 20, 1999, as amended by Amendment No. 1, dated December 2, 1999, Amendment No. 2, dated December 9, 1999, Amendment No. 3, dated January 13, 2000, and Amendment No. 4, dated January 18, 2000 (the "Original Schedule 13D"), relating to the Common Stock, par value $.001 per share (the "Shares"), of Scios Inc., a Delaware corporation (the "Issuer"). Each of Randal J. Kirk, a citizen of the United States ("Mr. Kirk"), and each of the following entities that Mr. Kirk directly controls: RJK, L.L.C., a Virginia limited liability company ("RJK"), Kirkfield, L.L.C., a Virginia limited liability company ("Kirkfield"), and The Kirk Family Investment Plan, a joint account ("KFIP" and, collectively with Mr. Kirk, RJK and Kirkfield, the "Reporting Persons"), are filing this Amendment to update the information with respect to the Reporting Persons' purposes and intentions with respect to the Shares.

ITEM 4.     PURPOSE OF TRANSACTION.

      Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

            On January 20, 2000, Mr. Kirk issued a press release in response to the Issuer's acceptance of Mr. Kirk's offer to meet with him. A copy of Mr. Kirk's press release is attached hereto as Exhibit 9 which is incorporated herein by reference.

            On January 24, 2000, Mr. Kirk sent an open letter to the stockholders of the Issuer, in which Mr. Kirk commented on the Issuer's past performance and provided an outline of the proposed program that would be implemented if Mr. Kirk's slate of nominees is elected to the Issuer's Board of Directors. A copy of the letter is attached hereto as Exhibit 10 which is incorporated herein by reference.

            Other than as described above and as previously described in the Original Schedule 13D, the Reporting Persons do not have any present plans or proposals which relate to or would result in (although they reserve the right to develop such plans or proposals) any transaction, change or event specified in Item 4 of the form of Schedule 13D.


                             Page 2 of 11 Pages



CUSIP No. 808905103           13D
-----------------------------------------------------------------------------

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

      Item 7 of the Original Schedule 13D is hereby amended to add the following exhibits:

      Exhibit 9:        Press Release, issued on January 20, 2000

      Exhibit 10:       Open Letter to the Stockholders of the
                        Issuer, dated January 24, 2000


                             Page 3 of 11 Pages



CUSIP No. 808905103           13D
------------------------------------------------------------------------------

                                 SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 24, 2000


                                 /s/ Randal J. Kirk
                                 -----------------------------------------
                                 Randal J. Kirk


                                 RJK, L.L.C.


                                 By: /s/ Randal J. Kirk
                                     -------------------------------------
                                     Randal J. Kirk
                                     Manager


                                 KIRKFIELD, L.L.C.


                                 By:  /s/ Randal J. Kirk
                                     -------------------------------------
                                     Randal J. Kirk
                                     Manager


                                 THE KIRK FAMILY INVESTMENT PLAN


                                 By: /s/ Randal J. Kirk
                                     -------------------------------------
                                     Randal J. Kirk, individually and as
                                     attorney-in-fact for each of
                                     Donna P. Kirk, Julian P. Kirk,
                                     Martin G. Kirk and Kellie Leigh Banks


                             Page 4 of 11 Pages



CUSIP No. 808905103           13D
------------------------------------------------------------------------------

                               EXHIBIT INDEX


      Exhibit
      Number                        Title                        Page
      ------                        -----                        ----
         9          Press Release, issued January 20, 2000        6

        10          Open Letter to the Stockholders of            8
                    the Issuer, dated January 24, 2000


                             Page 5 of 11 Pages



CUSIP No. 808905103           13D
----------------------------------------------------------------------------